SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Catalyst Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14888L101

(CUSIP Number)

Mr. Joseph Stilwell
200 Calle del Santo Cristo
Segundo Piso
San Juan, PR, 00901
787-985-2193

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

08/27/2026

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP Number(s): 14888L101

1	**Name of reporting person** Stilwell Activist Fund, L.P. (0001564452)		
2	**Check the appropriate box if a member of a Group (See Instructions)** [X] (a) [ ] (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** WC, OO		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** [ ]		
6	**Citizenship or place of organization** DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 0.00	
	8	**Shared Voting Power** 364,085.00	
	9	**Sole Dispositive Power** 0.00	
	10	**Shared Dispositive Power** 364,085.00	
11	**Aggregate amount beneficially owned by each reporting person** 364,085.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** [ ]		
13	**Percent of class represented by amount in Row (11)** 9.0 %		
14	**Type of Reporting Person (See Instructions)** PN		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP Number(s): 14888L101

1	**Name of reporting person** Stilwell Activist Investments, L.P. (0001573720)
2	**Check the appropriate box if a member of a Group (See Instructions)** [X] (a) [ ] (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** WC, OO
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** [ ]
6	**Citizenship or place of organization** DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7 **Sole Voting Power** 0.00
	8 **Shared Voting Power** 364,085.00
	9 **Sole Dispositive Power** 0.00
	10 **Shared Dispositive Power** 364,085.00
11	**Aggregate amount beneficially owned by each reporting person** 364,085.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** [ ]
13	**Percent of class represented by amount in Row (11)** 9.0 %
14	**Type of Reporting Person (See Instructions)** PN

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP Number(s): 14888L101

1	**Name of reporting person** STILWELL PARTNERS L P (0001048212)
2	**Check the appropriate box if a member of a Group (See Instructions)** [X] (a) [ ] (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** WC, OO
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** [ ]
6	**Citizenship or place of organization** DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7 **Sole Voting Power** 0.00 8 **Shared Voting Power** 364,085.00 9 **Sole Dispositive Power** 0.00 10 **Shared Dispositive Power** 364,085.00
11	**Aggregate amount beneficially owned by each reporting person** 364,085.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** [ ]
13	**Percent of class represented by amount in Row (11)** 9.0 %
14	**Type of Reporting Person (See Instructions)** PN

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP Number(s): 14888L101

1	**Name of reporting person** Stilwell Value LLC (0001397076)	
2	**Check the appropriate box if a member of a Group (See Instructions)** [X] (a) [ ] (b)	
3	**SEC use only**	
4	**Source of funds (See Instructions)** OO	
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** [X]	
6	**Citizenship or place of organization** DELAWARE	
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 0.00
	8	**Shared Voting Power** 364,085.00
	9	**Sole Dispositive Power** 0.00
	10	**Shared Dispositive Power** 364,085.00
11	**Aggregate amount beneficially owned by each reporting person** 364,085.00	
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** [ ]	
13	**Percent of class represented by amount in Row (11)** 9.0 %	
14	**Type of Reporting Person (See Instructions)** OO	

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP Number(s): 14888L101

1	**Name of reporting person** STILWELL JOSEPH (0001113303)
2	**Check the appropriate box if a member of a Group (See Instructions)** [X] (a) [ ] (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** OO
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** [ ]
6	**Citizenship or place of organization** UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With:	7 **Sole Voting Power** 0.00
	8 **Shared Voting Power** 364,085.00
	9 **Sole Dispositive Power** 0.00
	10 **Shared Dispositive Power** 364,085.00
11	**Aggregate amount beneficially owned by each reporting person** 364,085.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** [ ]
13	**Percent of class represented by amount in Row (11)** 9.0 %
14	**Type of Reporting Person (See Instructions)** IN

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP Number(s): 14888L101

1	Name of reporting person ALCOTT MARK DAVID (0001742120)		
2	Check the appropriate box if a member of a Group (See Instructions) [X] (a) [ ] (b)		
3	SEC use only		
4	Source of funds (See Instructions) PF		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]		
6	Citizenship or place of organization UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,000.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 1,000.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 1,000.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) [ ]		
13	Percent of class represented by amount in Row (11) 0.02 %		
14	Type of Reporting Person (See Instructions) IN		

Comment for Type of Reporting Person:

SCHEDULE 13D

Item 1. Security and Issuer

(a) Title of Class of Securities:

Common Stock, par value $0.01 per share

(b) Name of Issuer:

Catalyst Bancorp, Inc.

(c) Address of Issuer's Principal Executive Offices:

235 N. COURT STREET, OPELOUSAS, LA 70570

Item 2. Identity and Background

(a) This is the third amendment (this "Third Amendment") to the original Schedule 13D, which was filed on October 30, 2025 (the "Original Schedule 13D"), and amended on January 12, 2026 (the "First Amendment") and on April 13, 2026 (the "Second Amendment"). This Third Amendment is being filed jointly by Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC (collectively, the "Stilwell Group", "we" or "us"); and Mark D. Alcott, the Stilwell Group's nominee to the board of directors (the "Board") of Catalyst Bancorp, Inc. (the "Issuer") and a shareholder of the Issuer. The filers of this statement are collectively referred to herein as the "13D Group." The amended joint filing agreement (the "Amended Joint Filing Agreement") of the members of the 13D Group is attached as Exhibit 6 to this Third Amendment. A copy of the power of attorney (the "Power of Attorney") given by Mark D. Alcott to Joseph Stilwell and Megan Parisi is attached to this Third Amendment as Exhibit 7.

This statement is filed by Joseph Stilwell with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of the Issuer beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, in Joseph Stilwell's capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners. Mark D. Alcott also directly owns shares of Common Stock as noted above and set forth herein.

(b) The business address of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and Stilwell Value LLC is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Joseph Stilwell is 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico 00901. The business address of Mark D. Alcott is 519 E 10th Avenue, Bowling Green, Kentucky 42101.

(c) The principal employment of Joseph Stilwell is investment management. Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and related partnerships. The principal employment of Mark D. Alcott is serving as an Attorney and Managing Partner of the law firm Harlin Parker.

(d) During the past five years, no member of the 13D Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the 13D Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule C, attached hereto and incorporated herein by reference.

(f) Joseph Stilwell and Mark D. Alcott are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mark D. Alcott has expended a total of $16,686.50 to acquire 1,000 shares of Common Stock. Such funds, from time to time, may be provided in part by margin account loans from subsidiaries of Charles Schwab extended in the ordinary course of business.

Since we last reported purchases of Common Stock, Stilwell Activist Fund has not expended any monies to acquire securities of the Issuer.

Since we last reported purchases of Common Stock, Stilwell Activist Investments has expended $246,303.25 to acquire 15,495 shares of Common Stock. Such funds were provided from Stilwell Activist Investments' working capital and may, from time to time, be provided in part by margin account loans from subsidiaries of Morgan Stanley, Interactive Brokers or Velocity Clearing LLC extended in the ordinary course of business.

Since we last reported purchases of Common Stock, Stilwell Partners has not expended any monies to acquire securities of the Issuer.

All purchases of shares of Common Stock made by the Stilwell Group using funds borrowed from subsidiaries of Morgan Stanley, J.P. Morgan, Interactive Brokers or Velocity Clearing LLC, if any, were made in margin transactions on their usual terms and conditions, except as disclosed below in Item 5. All or part of the shares of Common Stock owned by members of the Stilwell Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Stilwell Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4. Purpose of Transaction

We are filing this Third Amendment to announce that we have served our notice of intent to nominate Mark D. Alcott for election as a director at the Issuer's upcoming 2027 annual meeting of shareholders (the "2027 Annual Meeting"), with Corissa B. Porcelli as our alternate nominee. Copies of the Nominee Agreements (as defined below) are attached as Exhibits 2 and 3 to this Third Amendment.

Additionally, we have submitted a non-binding proposal (the "Sale Proposal") seeking shareholder approval of a request that the Board shall take all necessary steps to promptly effectuate a sale of the Issuer. A copy of the Sale Proposal is attached hereto as Exhibit 5 and is incorporated herein by reference.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

THIS THIRD AMENDMENT MAY BE DEEMED TO BE SOLICITATION MATERIAL IN RESPECT OF THE SOLICITATION OF PROXIES BY THE 13D GROUP FROM THE ISSUER'S SHAREHOLDERS IN CONNECTION WITH THE ISSUER'S 2027 ANNUAL MEETING. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATING TO THE SOLICITATION BY THE 13D GROUP AND OTHER PARTICIPANTS OF PROXIES FROM THE ISSUER'S SHAREHOLDERS FOR USE AT THE ISSUER'S 2027 ANNUAL MEETING OF SHAREHOLDERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN OUR PROXY SOLICITATION. INFORMATION RELATING TO THE PARTICIPANTS IN OUR PROXY SOLICITATION IS INCLUDED IN SCHEDULE A, ATTACHED HERETO AND INCORPORATED BY REFERENCE HEREIN.

Members of the 13D Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the 13D Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the 13D Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Since 2000, members or affiliates of the Stilwell Group have taken an 'activist position' in 80 other publicly-traded companies. In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares.

Our actions with respect to such publicly-traded companies are described in Schedule B, attached hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) The members of the Stilwell Group beneficially own an aggregate of 364,085 shares of Common Stock. Mark D. Alcott directly owns 1,000 shares of Common Stock. The percentages used in this filing are calculated based on 4,033,791 shares of Common Stock outstanding as of August 12, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026. The purchases and sales of Common Stock reported in this item, if any, were made in open-market transactions.

Each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell may be deemed to beneficially own 364,085 shares of Common Stock, constituting approximately 9.0% of the shares of Common Stock outstanding. Mark D. Alcott directly owns 1,000 shares of Common Stock, constituting approximately 0.02% of the shares of Common Stock outstanding.

(b) Each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell may be deemed to share the power to vote and dispose of 364,085 shares of Common Stock owned in the aggregate by Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.

Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, Joseph Stilwell has the power to direct the affairs of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners with regard to those shares of Common Stock.

Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.

Mark D. Alcott has sole power to vote and dispose of the 1,000 shares of Common Stock that he directly owns.

(c) Within the past sixty days, each of Stilwell Activist Investments, Stilwell Activist Fund and Stilwell Partners has not purchased or sold any shares of Common Stock. Stilwell Value LLC and Joseph Stilwell have not purchased or sold any shares of Common Stock. Within the past sixty days, Mark D. Alcott purchased shares of Common Stock as set forth in Schedule D, attached hereto and incorporated herein by reference.

(d) No person other than Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC, Joseph Stilwell and Mark D. Alcott is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, their respective shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On August 27, 2026, Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Partners, and Stilwell Value LLC entered into nominee agreements (the "Nominee Agreements") with each of Mark D. Alcott and Corissa B. Porcelli (the "Nominees"), pursuant to which the Nominees have agreed, should members of the Stilwell Group so choose, to stand for election to the Board at the 2027 Annual Meeting, and to serve as directors if elected. Pursuant to the Nominee Agreements, Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Partners, and Stilwell Value LLC have agreed to (i) reimburse all of the Nominees' actual out-of-pocket expenses incurred in connection with the nomination process and (ii) indemnify each Nominee for any damages and expenses incurred in connection with his or her nomination for director of the Issuer. The foregoing summary of the Nominee

Agreements are qualified in its entirety by reference to the full text of the Nominee Agreements, copies of which are filed as Exhibits 2 and 3 attached to this Third Amendment and is incorporated by reference herein.

On August 27, 2026, in connection with Mark D. Alcott's nomination to stand for election to the Board and to serve as a director of the Issuer if elected, Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Partners and Stilwell Value LLC entered into an option agreement with Mark D. Alcott (the "Option Agreement") pursuant to which Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Partners and Stilwell Value LLC have issued to Mark D. Alcott an option to purchase up to 50,000 shares of Common Stock (the "Option") beneficially owned by the Stilwell Group, at a purchase price of $17.37 per Option share (subject to adjustment), subject to certain terms and conditions set forth therein. Pursuant to the Option Agreement, the Option vests on the day after the 2027 Annual Meeting. The foregoing summary of the Option Agreement is qualified in its entirety by reference to the full text of the Option Agreement, a copy of which is filed as Exhibit 4 attached to this Third Amendment and is incorporated by reference herein.

Other than the Nominee Agreements filed as Exhibits 2 and 3 to this Third Amendment, the Option Agreement filed as Exhibit 4 to this Third Amendment, the Power of Attorney filed as Exhibit 7 to this Third Amendment and the Amended Joint Filing Agreement filed as Exhibit 6 to this Third Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

See Items 1 and 2 above regarding disclosure of the relationships between the 13D Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Schedule A - Identity of Participants

Schedule B - Stilwell Activist History

Schedule C - Item 2(e)

Schedule D - Transactions in Securities

Exhibit 1 - Joint Filing Agreement, dated October 30, 2025, filed with the Original Schedule 13D.

Exhibit 2 - Nominee Agreement, dated August 27, 2026, with Mark D. Alcott.

Exhibit 3 - Nominee Agreement, dated August 27, 2026, with Corissa B. Porcelli.

Exhibit 4 - Option Agreement, dated August 27, 2026, with Mark D. Alcott.

Exhibit 5 - Sale Proposal, dated August 27, 2026.

Exhibit 6 - Amended Joint Filing Agreement, dated August 27, 2026.

Exhibit 7 - Power of Attorney, dated August 27, 2026.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Stilwell Activist Fund, L.P.

Signature: /s/ Megan Parisi

Name/Title: Megan Parisi, Member of Stilwell Value LLC, its General Partner

Date: 08/27/2026

Stilwell Activist Investments, L.P.

Signature: /s/ Megan Parisi

Name/Title: Megan Parisi, Member of Stilwell Value LLC, its General Partner

Date: 08/27/2026

STILWELL PARTNERS L P

Signature: /s/ Megan Parisi

Name/Title: Megan Parisi, Member of Stilwell Value LLC, its General Partner

Date: 08/27/2026

Stilwell Value LLC

Signature: /s/ Megan Parisi

Name/Title: Megan Parisi, Member

Date: 08/27/2026

STILWELL JOSEPH

Signature: /s/ Joseph Stilwell

Name/Title: Joseph Stilwell*

Date: 08/27/2026

ALCOTT MARK DAVID

Signature: /s/ Mark D. Alcott

Name/Title: Mark D. Alcott

Date: 08/27/2026

Megan Parisi

Signature: /s/ Megan Parisi

Name/Title: *Megan Parisi, Attorney-in-Fact

Date: 08/27/2026

Comments accompanying signature:

SCHEDULE A

Identity of Participants

Mark D. Alcott's principal business address is 519 E 10th Avenue, Bowling Green, Kentucky 42101. Corissa B. Porcelli's principal business address is 111 Broadway, 12th Floor, New York, New York 10006.

During the past five years, neither Mr. Alcott nor Ms. Porcelli has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Mr. Alcott nor Ms. Porcelli has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each of Mr. Alcott and Ms. Porcelli is a citizen of the United States of America. Mr. Alcott directly owns 1,000 shares of common stock, $0.01 par value per share (the "Common Stock"), of Catalyst Bancorp, Inc. (the "Company"). Ms. Porcelli does not beneficially own any securities of the Company.

Mark D. Alcott, age 59, has served as an Attorney and Managing Partner of the law firm Harlin Parker (formerly Harlin, Parker, Alcott & Chaudoin PSC) for the past twenty-nine years, where he represents, among other clients, regional and national banks in commercial transactions and litigation. Mr. Alcott became a certified bank director through the Bank Director's Certification Program in January 2025. Mr. Alcott has served on the boards of directors of OSB Community Bank, which provides traditional retail and commercial banking services, and its holding company Ottawa Bancorp, Inc. (OTCMKTS: OTTW) ("OTTW"), since March 2024. Mr. Alcott has also served as President and a director of H.P.R., Inc., a real estate holdings company, since 1997. Previously, Mr. Alcott served on the boards of directors of HopFed Bancorp, Inc. (formerly NASDAQ: HFBC) ("HFBC"), a bank holding company, and its wholly-owned subsidiary, Heritage Bank USA, Inc., a Kentucky state chartered commercial bank engaged in the business of accepting deposits and providing mortgage, consumer, construction and commercial loans to the general public through its retail banking offices, from April 2018 to July 2019. He also previously served as City Commissioner of the City of Bowling Green, Kentucky, from 2005 to 2006, where he was tasked with improving internal controls. In addition, Mr. Alcott has served as a director of various non-profit organizations and currently serves on the board of directors of Hospice of Southern Kentucky, Inc., since August 2023. Mr. Alcott earned his J.D. from the University of Kentucky J. David Rosenberg College of Law and his B.S. in Agri-Business with Minors in Economics and Business Administration from Western Kentucky University.

Corissa B. Porcelli, age 40, serves as the Director of Research for a group of private investment partnerships known as The Stilwell Group, where she makes investment decisions primarily related to community banks. She joined The Stilwell Group in December 2010 as an Analyst and served in that capacity until becoming the Director of Research in April 2016. Ms. Porcelli has served on the board of directors of Sound Financial Bancorp, Inc. (NASDAQ: SFBC), the bank holding company for Sound Community Bank, since May 2024. Ms. Porcelli has also served on the board of directors of Kingsway Corporation (NYSE: KWY), formerly Kingsway Financial Services Inc. (NYSE: KFS), ("Kingsway"), a holding company that owns or controls subsidiaries primarily in the extended warranty and business services industries, since September 2020. Additionally, Ms. Porcelli has served on the board of trustees of New Jersey Tutoring Corps, Inc., a nonprofit organization that provides tutoring and supports educator workforce development, since October 2022. Previously, Ms. Porcelli served on the boards of directors of numerous private and public companies in the financial industry, including CMC Industries Inc., a former subsidiary of Kingsway, from May 2022 to July 2024, Madison Bank of Maryland and its holding company MB Bancorp, Inc. from March 2018 until the company was sold in March 2020, Sunshine Community Bank and its holding company Sunshine Financial, Inc. from February 2016 until the company was sold in April 2018, Delanco Federal Savings Bank and its holding company Delanco Bancorp, Inc. from May 2017 until the company was sold in April 2018, Fraternity Federal Savings and Loan Association and its holding company Fraternity Community Bancorp, Inc. from November 2014 until the company was sold in May 2016, and Colonial Bank FSB and its holding company Colonial Financial Services, Inc. from March 2014 until the company was sold in April 2015. Ms. Porcelli graduated from the University of Pennsylvania with a B.A. in Economics and Psychology and is a CFA® charterholder.

The participants in the solicitation are anticipated to be Stilwell Activist Investments, L.P., a Delaware limited partnership, Stilwell Activist Fund, L.P., a Delaware limited partnership, Stilwell Partners, L.P., a Delaware limited partnership, Stilwell Value LLC, a Delaware limited liability company, Joseph Stilwell, Mr. Alcott and Ms. Porcelli (each a "Participant" and collectively, the "Participants"). Each of the Participants specifically disclaims beneficial ownership of any shares of Common Stock owned by any of the other Participants that he, she or it does not directly own.

SCHEDULE B

Stilwell Activist History

Since 2000, members or affiliates of the Group have taken an “activist position” in 80 other publicly-traded companies. In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares. For simplicity, these affiliates are referred to below as the “Group,” “we,” “us,” or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. Our actions are described below. We have categorized the descriptions of our actions with regard to the issuers based upon certain outcomes (whether or not, directly or indirectly, such outcomes resulted from the actions of the Group). Within categories I through III below, the descriptions are listed in chronological order based upon the completion date of the investment; within categories IV through VII below, the descriptions are listed in chronological order based upon the respective filing dates of the originally-filed Schedules 13D, or, in limited instances, the acquisition date of the 5% position of a non-reporting company.

I.

Security of Pennsylvania Financial Corp. (“SPN”) – We filed our original Schedule 13D reporting our position on May 1, 2000. We scheduled a meeting with senior management to discuss ways to maximize shareholder value at SPN. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition.

Cameron Financial Corporation (“Cameron”) – We filed our original Schedule 13D reporting our position on July 7, 2000. We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join its board of directors, writing a letter to other shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp.

Community Financial Corp. (“CFIC”) – We filed our original Schedule 13D reporting our position on January 4, 2001, following CFIC’s announcement of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We announced our intention to run our own slate of directors at CFIC’s 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 30, 2001, CFIC announced its merger with First Financial Corporation.

Montgomery Financial Corporation (“Montgomery”) – We filed our original Schedule 13D reporting our position on February 23, 2001. On April 20, 2001, we met with Montgomery’s management and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run our own slate of directors at the 2001 annual meeting unless Montgomery was sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to limit the pool of potential nominees to local persons with a banking relation and to shorten the deadline to nominate director candidates. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired an investment banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

Community Bancshares, Inc. ("COMB") – We filed our original Schedule 13D reporting our position on March 29, 2004. We disclosed that we intended to meet with COMB's management and evaluate management's progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB's challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB's management had made progress, COMB's return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. We also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate of directors. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation.

Jefferson Bancshares, Inc. ("JFBI") – We filed our original Schedule 13D reporting our position on April 8, 2013. Our shareholder proposal that the board seek outside assistance to maximize shareholder value through actions such as a sale or merger was defeated at JFBI's 2013 annual meeting. We met with management and the board of directors and told them that we would seek board representation at JFBI's 2014 annual meeting if JFBI did not announce its sale. JFBI's sale to HomeTrust Bancshares, Inc. was announced on January 23, 2014.

FedFirst Financial Corporation ("FFCO") – We filed our original Schedule 13D reporting our position on September 24, 2010. After several meetings with management, FFCO completed a meaningful number of share repurchases, and on April 14, 2014, announced its sale to CB Financial Services, Inc.

SP Bancorp, Inc. ("SPBC") – We filed our original Schedule 13D reporting our position on February 28, 2011. On August 9, 2013, we met with management and the Chairman to assess the best way to maximize shareholder value. SPBC completed a meaningful number of share repurchases, and on May 5, 2014, SPBC announced its sale to Green Bancorp Inc.

TF Financial Corporation ("THRD") – We filed our original Schedule 13D reporting our position on November 29, 2012. We met with the CEO and the Chairman and encouraged them to focus only on accretive acquisitions and to repurchase shares up to book value. They subsequently did both. On June 4, 2014, THRD announced its sale to National Penn Bancshares, Inc.

Fairmount Bancorp, Inc. ("FMTB") – We filed our original Schedule 13D reporting our position on September 21, 2012. On February 25, 2014, we reported our intention to seek board representation at FMTB's 2015 annual meeting if FMTB did not announce its sale. However, due to the appointment of our representative to another board in the local area, we were unable to nominate our representative at the 2015 election of FMTB directors. We reiterated our intent to seek board representation at the earliest possible time if FMTB was not sold. FMTB's sale was announced on April 16, 2015.

Harvard Illinois Bancorp, Inc. ("HARI") – We filed our original Schedule 13D reporting our position on April 1, 2011. In 2012, we nominated a director for election at HARI's 2012 annual meeting and communicated our belief that HARI should merge with a stronger community bank. Our nominee was not elected, so we nominated a director at HARI's 2013 annual meeting and stated our position that HARI should be sold. We communicated to stockholders our intent to run a nominee every year until elected, and we nominated a director at HARI's 2014 annual meeting. Our nominee was not elected, so in April 2015, we began soliciting stockholder votes for our nominee for HARI's 2015 annual meeting. On May 21, 2015, HARI announced the sale of its subsidiary bank to State Bank in Wonder Lake, IL, and we subsequently withdrew our solicitation of proxies for the election of our nominee at HARI's 2015 annual meeting. The sale of HARI's subsidiary bank was completed on August 1, 2016. On August 10, 2016, we entered into a settlement agreement with HARI whereby two legacy board members stepped down, and we agreed not to seek board representation through 2017. HARI implemented a plan of voluntary dissolution.

Eureka Financial Corp. (“EKFC”) – We filed our original Schedule 13D reporting our position on March 28, 2011. We encouraged EKFC to pay special dividends to shareholders and repurchase shares. Management and the board did both, and on September 3, 2015, EKFC announced its sale to NexTier, Inc.

United-American Savings Bank (“UASB”) – We filed our original Schedule 13D with the Federal Deposit Insurance Corporation reporting our position on May 20, 2013. We believe management and the board acted in good faith to position UASB to maximize shareholder value. After we encouraged them to sell, UASB announced its sale to Emclaire Financial Corp on December 30, 2015.

Polonia Bancorp, Inc. (“PBCP”) – We filed our original Schedule 13D reporting our position on November 23, 2012. After several conversations with the Chairman and CEO, we publicly called for PBCP’s sale. On June 2, 2016, PBCP’s sale to Prudential Bancorp, Inc. was announced.

Georgetown Bancorp, Inc. (“GTWN”) – We filed our original Schedule 13D reporting our position on July 23, 2012. We encouraged GTWN to maximize shareholder value through share repurchases, and we supported management and the board’s consistent efforts to do so. On October 6, 2016, GTWN announced its sale to Salem Five Bancorp.

Wolverine Bancorp, Inc. (“WBKC”) – We filed our original Schedule 13D reporting our position on February 7, 2011. We encouraged WBKC to maximize shareholder value through share repurchases and payments of special dividends, and we supported management and the board’s consistent efforts to do so. On June 14, 2017, WBKC’s sale to Horizon Bancorp was announced.

First Federal of Northern Michigan Bancorp, Inc. (“FFNM”) – We filed our original Schedule 13D reporting our position on March 10, 2016. We believed FFNM was positioned to repurchase shares, and we urged management and the board to do so. On January 16, 2018, FFNM’s sale to Mackinac Financial Corporation was announced. FFNM deregistered its shares of common stock effective in 2016.

Jacksonville Bancorp, Inc. (“JXSB”) – We filed our original Schedule 13D reporting our position on July 5, 2011. We supported JXSB’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends. On January 18, 2018, JXSB’s sale to CNB Bank Shares, Inc. was announced.

Anchor Bancorp (“ANCB”) – We filed our original Schedule 13D reporting our position on May 7, 2012. We previously urged ANCB to maximize shareholder value by increasing share repurchases or selling the bank. We called for ANCB’s sale to the highest bidder on July 7, 2016. On August 29, 2016, we agreed not to seek board representation at the 2016 annual meeting in consideration of ANCB appointing Gordon Stephenson as a director. We believe the board acted in good faith to maximize shareholder value through ANCB’s announced sale to Washington Federal, Inc. on April 11, 2017. That acquisition was delayed due to regulatory issues at Washington Federal, Inc. On July 17, 2018, ANCB’s sale to FS Bancorp, Inc. at a higher price was announced.

Hamilton Bancorp, Inc. (“HBK”) – We filed our original Schedule 13D reporting our position on October 22, 2012. Having met with management over the years, we believe management and the board acted in good faith to maximize shareholder value through HBK’s sale to Orrstown Financial Services, Inc., announced on October 23, 2018.

Ben Franklin Financial, Inc. (“BFFI”) – We filed our original Schedule 13D reporting our position on February 9, 2015. We urged management and the board to repurchase shares as soon as BFFI was permitted. We subsequently believed BFFI should be sold, and on December 3, 2018, we announced our intent to seek board representation at BFFI’s 2019 annual meeting. On February 22, 2019, we served our notice of intent to nominate Ralph Sesso for election as a director on BFFI’s board. On July 16, 2019, BFFI’s sale to Corporate America Family Credit Union was announced. BFFI deregistered its shares of common stock effective in 2018.

Alcentra Capital Corp (“ABDC”) – We filed our original Schedule 13D reporting our position on December 28, 2017. We informed management at a meeting on January 5, 2018, and reiterated several times throughout the year that if ABDC did not repurchase 10% of its shares in 2018, we would aggressively seek board representation. They did not do so. On January 25, 2019, we announced our nominees and alternate nominee for ABDC’s 2019 election of directors. On August 13, 2019, ABDC’s sale to Crescent Capital BDC, Inc. was announced.

First Advantage Bancorp (“FABK”) – We filed our original Schedule 13D reporting our position on March 20, 2017. We believe management and the board acted in good faith to maximize shareholder value. On October 23, 2019, FABK’s sale to Reliant Bancorp, Inc. was announced. FABK deregistered its shares of common stock effective in 2013.

Central Federal Bancshares, Inc. (“CFDB”) – We filed our original Schedule 13D reporting our position on January 25, 2016. We urged management and the board of CFDB to repurchase shares as soon as CFDB was permitted. On May 21, 2019, we met with management, the board and its attorney at CFDB’s annual meeting, and followed up with a letter to the board calling for CFDB’s sale if it did not repurchase a meaningful number of shares. On January 17, 2020, CFDB’s sale to Southern Missouri Bancorp, Inc. was announced. CFDB deregistered its shares of common stock effective in 2019.

Carroll Bancorp, Inc. (“CROL”) – We filed our original Schedule 13D reporting our position on March 17, 2014. On March 6, 2020, CROL’s sale to Farmers and Merchants Bancshares, Inc. was announced. CROL deregistered its shares of common stock effective in 2017.

Brunswick Bancorp (“BRBW”) – We met with BRBW’s President, CFO and Chairman of the Board to express our views on BRBW’s capital allocation, and they indicated that they would rather grow than repurchase shares below book value. Therefore, in the absence of material share repurchases, we nominated a director for election at BRBW’s 2021 annual meeting. Our nominee was not elected. On December 20, 2022, BRBW’s sale to Mid Penn Bancorp, Inc. was announced. BRBW deregistered its shares of common stock effective in 2007.

ICC Holdings, Inc. (“ICCH”) – We filed our original Schedule 13D reporting our position on December 28, 2020. On March 8, 2024, we served our notice of intent to nominate Joseph Stilwell for election as a director at ICCH’s 2024 annual meeting. On June 8, 2024, six days prior to the annual meeting, ICCH announced its merger with Mutual Capital Group, Inc.

Seneca-Cayuga Bancorp, Inc. (“SCAY”) / Generations Bancorp NY, Inc. (“GBNY”) – We filed our original Schedule 13D reporting our position in SCAY on September 15, 2014. We believed SCAY was positioned to provide meaningful returns to its shareholders either through a second-step conversion or a shareholder-friendly capital allocation program. We encouraged management and the board to choose the path that would maximize shareholder value, but they refused. On January 29, 2018, we served a letter to the board demanding that SCAY undertake a second-step conversion. Instead, SCAY announced its merger with a smaller mutual. We re-served a demand for a second-step conversion on June 12, 2019, and in furtherance to that, we served a demand for inspection of SCAY’s books and records on September 4, 2019. When SCAY refused to permit the inspection of its books and records, we filed, on November 11, 2019, a motion to compel the production of those books and records in U.S. District Court for the Western District of New York. SCAY filed a motion to dismiss, which the judge denied on April 7, 2020. The judge ordered SCAY to begin the production of board materials for our inspection by June 1, 2020. SCAY announced its intention to second-step on May 6, 2020, and we discontinued our lawsuit. On January 12, 2021, SCAY completed its second-step conversion and ceased to exist. The new stock holding company, Generations Bancorp NY, Inc. (GBNY), began trading on January 13, 2021.

On May 22, 2024, we announced our intent to either submit a shareholder proposal calling for GBNY's sale or nominate a director for election at GBNY's 2025 annual meeting. On September 24, 2024, GBNY announced its sale to ESL Federal Credit Union.

II.

Oregon Trail Financial Corp. ("OTFC") – We filed our original Schedule 13D reporting our position on December 15, 2000. In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our representative on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC's shareholder list, but OTFC refused. We sued OTFC in Baker County, Oregon over the shareholder list demand, and the court ruled in our favor and sanctioned OTFC. We also sued two OTFC directors alleging that one had violated OTFC's residency requirement and the other had committed perjury. Both suits were dismissed pre-trial, but we filed an appeal in one suit and were permitted to re-file the other suit. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced it had hired an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies. The court denied OTFC's motion and the election proceeded.

On October 12, 2001, OTFC's shareholders elected our candidate by a two-to-one margin. In the five months after the filing of our first proxy statement (i.e., from August 1 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce its current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-nominate our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw its lawsuit. On February 26, 2003, OTFC and FirstBank NW Corp. announced their merger, and the merger was completed on October 31, 2003.

HCB Bancshares, Inc. ("HCBB") – We filed our original Schedule 13D reporting our position on June 14, 2001. On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director to the HCBB board selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve its financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was appointed to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB's outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve its financial targets. On August 12, 2003, HCBB announced it had hired an investment banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares, Inc.

SCPIE Holdings Inc. ("SKP") – We filed our original Schedule 13D reporting our position on January 19, 2006. We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP's shareholder list. SKP initially refused to timely produce the list but did so after we sued in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP's directors were elected. Subsequently on December 14, 2006, SKP agreed to place Joseph Stilwell on its board. On October 16, 2007, Mr. Stilwell resigned from SKP's board after it approved a sale of SKP that Mr. Stilwell believed was an inferior deal. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved, and our shares were converted in a cash deal.

American Physicians Capital, Inc. ("ACAP") – We filed our original Schedule 13D reporting our position on November 25, 2002. The Schedule 13D disclosed that on January 18, 2002, Michigan's Insurance Department had approved our request to solicit proxies to elect two directors to ACAP's board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP's shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers' compensation insurance businesses. ACAP then announced that it had retained an investment banker to assist the board in exploring options to maximize shareholder value. On December 2, 2003, ACAP announced the early retirement of its president and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new president and CEO.

On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Joseph Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our representatives remaining on ACAP's board. On May 8, 2008, our representatives were re-elected to three-year terms expiring in 2011. Upon the passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company, and our shares were converted in a cash deal.

Colonial Financial Services, Inc. ("COBK") – We filed our original Schedule 13D reporting our position on August 24, 2011. On December 18, 2013, we reached an agreement with COBK to have a director of our choice appointed to its board of directors. Our then analyst, Corissa B. Porcelli (formerly Corissa J. Briglia), joined COBK's board of directors on March 25, 2014. On September 10, 2014, COBK announced its sale to Cape Bancorp, Inc., and the cash/stock deal was completed on April 1, 2015.

Naugatuck Valley Financial Corporation ("NVSL") – We filed our original Schedule 13D reporting our position on July 11, 2011. On February 13, 2014, we reported our intention to seek board representation. On March 12, 2014, we reached an agreement with NVSL for our representative to join NVSL's board of directors and for NVSL not to seek approval for stock benefit plans. On June 4, 2015, NVSL announced its sale to Liberty Bank in Middletown, Connecticut, and the cash deal was completed on January 15, 2016.

Fraternity Community Bancorp, Inc. ("FRTR") – We filed our original Schedule 13D reporting our position on April 11, 2011. We reached an agreement with FRTR, and on November 18, 2014, our then analyst, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On October 13, 2015, FRTR's sale was announced, and the cash deal was completed on May 13, 2016.

Sunshine Financial, Inc. ("SSNF") – We filed our original Schedule 13D reporting our position on April 18, 2011. We reached an agreement with SSNF, and on February 5, 2016, our Director of Research, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On December 6, 2017, SSNF's sale to The First Bancshares, Inc. was announced, and the cash/stock deal was completed on April 2, 2018.

Delanco Bancorp, Inc. (“DLNO”) – We filed our original Schedule 13D reporting our position on October 28, 2013. We reached an agreement with DLNO, and in May 2017, our Director of Research, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On October 18, 2017, DLNO’s sale to First Bank was announced, and the stock deal was completed on April 30, 2018.

Poage Bankshares, Inc. (“PBSK”) – We filed our original Schedule 13D reporting our position on September 23, 2011. We believed PBSK’s board was not focused on maximizing shareholder value and nominated a director for election at PBSK’s 2014 annual meeting. Our nominee was not elected, so we nominated a director at PBSK’s 2015 annual meeting. On July 21, 2015, our nominee, Stephen S. Burchett, was elected as a director with a mandate to maximize shareholder value. Subsequently, the CEO left the company. We publicly called for PBSK’s sale, and on July 11, 2018, PBSK’s sale to City Holding Company was announced. The stock deal was completed on December 7, 2018.

HopFed Bancorp, Inc. (“HFBC”) – We filed our original Schedule 13D reporting our position on February 25, 2013. We nominated a director for election at HFBC’s May 2013 annual meeting and strongly opposed HFBC’s agreement to purchase Sumner Bank & Trust. Our nominee won by a two-to-one margin, and the proposed Sumner deal was subsequently terminated in August 2013.

On May 1, 2017, we sent a letter to stockholders (filed as Exhibit 13 to the Twelfth Amendment to our Schedule 13D) detailing the extensive real estate holdings of HFBC’s CEO, John Peck, as well as numerous other conflicts of interest of both Mr. Peck and HFBC’s counsel, George M. (“Greg”) Carter, of which HFBC board members were apparently unaware. Subsequently, HFBC formed a “Special Litigation Committee” to investigate. On February 23, 2018, HFBC filed a Form 8-K reporting that although the Special Litigation Committee did not dispute the facts in the May 1 letter, it declined to recommend HFBC bring a lawsuit or remedial action against John Peck.

On May 4, 2017, we filed a complaint in the Delaware Court of Chancery against HFBC, the then members of the board of directors and one former board member, asking the Court to declare that HFBC’s prejudicial bylaw was invalid and that the directors breached their fiduciary duties. On October 4, 2017, HFBC announced it had amended the bylaw thus mooting that case. Subsequently, we filed a motion to recover our attorneys’ fees and expenses, which Vice Chancellor J. Travis Laster granted in its entirety on February 7, 2018, awarding us $610,312. In his ruling on the motion, the Judge excoriated the conduct of HFBC’s board; the full court transcript is filed as Exhibit 14 to the Fourteenth Amendment to our Schedule 13D.

On February 23, 2018, we formally demanded that HFBC’s board of directors take action against HFBC’s attorneys, Edward B. Crosland, Jr., of Jones Walker LLP and Greg Carter of Carter & Carter Law Firm, for legal malpractice and seek damages in excess of $1 million to HFBC; our demand letter is attached as Exhibit 15 to the Fifteenth Amendment to our Schedule 13D.

Following our nomination of Mark D. Alcott in March of 2018 for election to HFBC’s board of directors to replace John Peck, we entered into a Standstill Agreement with HFBC dated April 10, 2018, whereby Mr. Alcott would be appointed to the HFBC board. The board also adopted revised compensation policies requiring HFBC to reach at least average annual performance relative to that of its peer group, or its executive officers would not receive salary raises, bonuses or perquisites.

Mr. Alcott's appointment to the HFBC board became effective on April 18, 2018. On January 7, 2019, HFBC's sale to First Financial Corporation was announced, and the cash/stock deal was completed on July 27, 2019.

MB Bancorp, Inc. ("MBCQ") – We filed our original Schedule 13D reporting our position on January 9, 2015. We urged management and the board to repurchase shares, and on March 30, 2016, MBCQ announced and subsequently completed its plan to repurchase an initial 10% of its shares outstanding. We urged management and the board to complete the existing 5% share repurchase plan and put MBCQ up for sale when permitted in January 2018. On February 20, 2018, we reached an agreement with MBCQ, and our Director of Research, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On September 5, 2019, MBCQ's sale to BV Financial, Inc. was announced, and the all-cash deal was completed on February 29, 2020. MBCQ deregistered its shares of common stock effective in 2019.

Provident Bancorp, Inc. ("PVBC") – We filed our original Schedule 13D reporting our position on May 15, 2023. On August 1, 2023, the Federal Reserve Bank of Boston notified us that it would not object to our request to buy additional shares of PVBC up to 14.99%. On October 28, 2023, we entered into a standstill agreement whereby PVBC agreed, among other things, to appoint Dennis Pollack to PVBC's board of directors. After receiving regulatory approval, PVBC appointed Mr. Pollack to its board on January 25, 2024. On June 5, 2025, PVBC's sale to NB Bancorp, Inc. was announced.

IF Bancorp, Inc. ("IROQ") – We filed our original Schedule 13D reporting our position on March 5, 2012. We urged management and the board to maximize shareholder value through share repurchases. We believed IROQ acted in good faith to do so and, in our estimation, IROQ's market price increased to reflect fair value. On September 24, 2019, we disclosed that we sold shares in the open market and had decreased our holdings below 5%.

We purchased shares and again filed a Schedule 13D reporting our position on September 18, 2023. On May 28, 2024, we submitted a shareholder proposal under Rule 14a-8 calling for the prompt sale of IROQ. The proposal was approved by stockholders at IROQ's 2024 annual meeting. On May 14, 2025, the Federal Reserve Bank of Chicago notified us that it would not object to our request to buy additional shares of IROQ up to 19.99%. On August 26, 2025, we served our notice of intent to nominate Scott J. Dworschak for election as a director at IROQ's 2025 annual meeting. On September 16, 2025, we entered into a standstill agreement whereby IROQ agreed, among other things, to appoint Mr. Dworschak to its board of directors. On September 24, 2025, IROQ appointed Mr. Dworschak to its board. IROQ further agreed that, if, after March 31, 2026, IROQ failed to substantially implement the matters approved by stockholders at its 2024 annual meeting of stockholders, we would select at our discretion, and IROQ's board would appoint, an additional nominee to the board.

On October 30, 2025, IROQ announced its sale to ServBanc Holdco, Inc. (See also category III of this Schedule B).

Ottawa Bancorp, Inc. ("OTTW") – On August 11, 2023, the Federal Reserve Bank of Chicago notified us that it would not object to our request to buy additional shares of OTTW up to 19.99%. On February 2, 2024, we served our notice of intent to nominate Mark D. Alcott for election as a director at OTTW's 2024 annual meeting, with our Associate General Counsel, Luis J. López, as our alternate nominee. On March 20, 2024, we entered into a Standstill Agreement with OTTW whereby OTTW agreed, among other things, to nominate and support the election of Mark D. Alcott to OTTW's board of directors at the company's 2024 annual meeting of stockholders. OTTW also agreed to make a good faith effort to repurchase at least 5% of its shares annually for fiscal years 2024 and 2025, or it would engage an investment banker to evaluate alternatives to maximize shareholder value at OTTW. On March 20, 2024, OTTW announced the appointment of Mr. Alcott to its board of directors. On February 12, 2026, we entered into an amendment to the Standstill Agreement pursuant to which OTTW agreed to nominate and support the election of Mark D. Alcott to serve an additional one-year term as director at the company's 2026 annual meeting of stockholders. OTTW also agreed to continue its 5% share repurchase program for fiscal year 2026. On August 20, 2026, OTTW's sale to Pontiac Bancorp, Inc. was announced. OTTW deregistered its shares of common stock effective in 2020.

III.

FPIC Insurance Group, Inc. (“FPIC”) – We filed our original Schedule 13D reporting our position on June 30, 2003. On August 12, 2003, Florida’s Insurance Department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board, and we signed a confidentiality agreement. We believe FPIC took steps to increase shareholder value, such as multiple share repurchases. In our estimation, FPIC’s market price increased to reflect fair value; on June 8, 2004, we disclosed that we sold shares in the open market, decreasing our holdings below 5%. Our nominee was invited to remain on the board.

Roma Financial Corp. (“ROMA”) – We filed our original Schedule 13D reporting our position on July 27, 2006. Prior to its acquisition by Investors Bancorp, Inc., in December 2013, nearly 70% of ROMA’s shares were held by a mutual holding company controlled by ROMA’s board. In April 2007, we engaged in a proxy solicitation at ROMA’s first annual meeting, urging shareholders to withhold their vote from management’s slate of director nominees. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. In our estimation, ROMA’s market price increased to reflect fair value; on November 21, 2007, we disclosed that we sold shares in the open market, decreasing our holdings below 5%. Based on ROMA management’s prompt implementation of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting.

First Savings Financial Group, Inc. (“FSFG”) – We filed our original Schedule 13D reporting our position on December 29, 2008. We met with management, after which FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership of outstanding FSFG common stock had fallen below 5%.

Prudential Bancorp, Inc. of Pennsylvania (“PBIP”) – We filed our original Schedule 13D reporting our position on June 20, 2005. Most of PBIP’s shares were held by the Prudential Mutual Holding Company (the “MHC”), which was controlled by PBIP’s board. The MHC controlled most corporate decisions requiring a shareholder vote, such as the election of directors. However, regulations promulgated by the FDIC previously barred the MHC from voting on PBIP’s management stock benefit plans, and PBIP’s IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Joseph Stilwell on PBIP’s board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on management’s nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) to allow the MHC to vote in favor of the management stock benefit plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the "Fed") about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC's position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP's directors at the 2007 annual meeting. At the meeting, 75% of PBIP's voting public shares were withheld. Also during that annual meeting, PBIP's President and Chief Executive Officer was unable to state the meaning of per share return on equity despite Mr. Stilwell's holding up a $10,000 check for the charity of the CEO's choice if he could promptly answer the question. On March 7, 2007, we disclosed that we were publicizing the results of PBIP's elections and its directors' unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP's directors at the 2008 annual meeting. At the 2008 annual meeting, an average of 77% of PBIP's voting public shares withheld their votes. Excluding shares held in PBIP's ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the management stock benefit plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial, which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court's August 15, 2007, order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP's management stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management; and in exchange, PBIP agreed, subject to certain conditions, to repurchase up to three million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who met certain qualification requirements to its board if the repurchases were not completed by a specified time. On March 5, 2010, we reported that our ownership in PBIP had dropped below 5% as a result of open market sales and sales of common stock to PBIP.

United Insurance Holdings Corp. ("UIHC") – We filed our original Schedule 13D reporting our position on September 29, 2011. In our estimation, UIHC's market price increased to reflect fair value; on December 17, 2012, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Home Federal Bancorp, Inc. of Louisiana ("HFBL") – We filed our original Schedule 13D reporting our position on January 3, 2011. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, HFBL's market price increased to reflect fair value; on February 7, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Standard Financial Corp. ("STND") – We filed our original Schedule 13D reporting our position on October 18, 2010. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, STND's market price increased to reflect fair value; on March 19, 2013, we disclosed that we sold our shares in the open market, decreasing our holdings below 5%.

Alliance Bancorp, Inc. of Pennsylvania ("ALLB") – We filed our original Schedule 13D reporting our position on March 12, 2009. When we announced our reporting position, a majority of ALLB's shares were held by a mutual holding company controlled by ALLB's board. However, on August 11, 2010, ALLB announced its intention to undertake a second-step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB's action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB would do well if management focused on profitability. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, ALLB's market price increased to reflect fair value; on November 21, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

ASB Bancorp, Inc. ("ASBB") – We filed our original Schedule 13D reporting our position on October 24, 2011. On August 23, 2013, we met with management to assess the best way to maximize shareholder value. We believe management and the board acted in good faith by cleaning up non-performing assets and repurchasing shares, and ASBB's market price increased to reflect fair value. On July 18, 2014, we disclosed that we sold our shares to ASBB.

United Community Bancorp ("UCBA") – We filed our original Schedule 13D reporting our position on January 22, 2013. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, UCBA's market price increased to reflect fair value; on November 9, 2015, we disclosed that we sold shares to UCBA, decreasing our holdings below 5%.

West End Indiana Bancshares, Inc. ("WEIN") – We filed our original Schedule 13D reporting our position on January 19, 2012. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, WEIN's market price increased to reflect fair value; on November 12, 2015, we disclosed that we sold our shares in the open market.

William Penn Bancorp, Inc. ("WMPN") – We filed our original Schedule 13D reporting our position on May 23, 2008. A majority of WMPN's shares were held by a mutual holding company controlled by WMPN's board. We met with management and the board to explain our views on proper capital allocation and following the financial crisis, we continued to urge WMPN to take the steps necessary to maximize shareholder value. On December 3, 2014, WMPN announced and subsequently completed its plan to repurchase 10% of its shares outstanding and further completed several additional share repurchases. We believe management and the board acted in good faith to maximize shareholder value through shareholder-friendly capital allocation; on April 11, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

First Financial Northwest, Inc. ("FFNW") – We filed our original Schedule 13D reporting our position on September 12, 2011. At FFNW's 2012 annual meeting, we solicited an overwhelming majority of shareholder votes for our nominee based on our position that Victor Karpiak (then Chairman and CEO) should be removed from management and the board. After the company pushed to have our votes invalidated, we sued to enforce our rights. In 2013, we settled with FFNW. Our nominee, Kevin Padrick, was seated on the board, and Mr. Karpiak resigned as Chairman. The board later replaced Mr. Karpiak as CEO. We filed two additional lawsuits arising from the invalidation of our votes at the 2012 election, both of which we settled.

Since 2013, we believe management and the board acted in good faith by cleaning up non-performing assets and reaching a moderate level of profitability, and they maximized shareholder value by repurchasing in excess of 40% of FFNW's shares. In our estimation, FFNW's market price increased to reflect fair value; on October 11, 2016, we disclosed that we sold our shares in the open market. Kevin Padrick continued to serve on the board.

Alamogordo Financial Corp. ("ALMG") – We filed our original Schedule 13D reporting our position on May 11, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 7, 2016, ALMG announced and later completed a second-step conversion which we believe maximized shareholder value. On October 14, 2016, we disclosed that we sold shares of the converted company, Bancorp 34, Inc., in the open market, decreasing our holdings below 5%.

Malvern Bancorp, Inc. ("MLVF") – We filed our original Schedule 13D reporting our position on May 30, 2008. When we announced our reporting position, a majority of MLVF's shares were held by a mutual holding company controlled by MLVF's board. On October 26, 2010, we demanded that MLVF pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF's directors in Chester County, Pennsylvania, demanding that the court, among other things, order the directors to properly consider pursuing a second-step conversion. On November 9, 2011, Judge Howard F. Riley Jr. overruled the director defendants' preliminary objections to the derivative lawsuit.

On January 17, 2012, MLVF announced its intention to undertake a second-step conversion and we withdrew the lawsuit. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of Malvern Bancorp, Inc. On September 5, 2013, we notified MLVF of our intention to nominate John P. O'Grady for election as a director at its 2014 annual meeting, but we later reached an agreement with MLVF for Mr. O'Grady to join its board of directors and executed a standstill agreement. Subsequently, MLVF's long-standing CEO resigned, and its Chairman of the Board and several directors stepped down. On November 25, 2014, we terminated our standstill agreement with MLVF, including the agreement's performance targets. John P. O'Grady continued to serve as an independent director on the board.

After meeting with the new CEO and the new Chairman of the Board, we believed that management and the board of directors were focused on maximizing shareholder value and were successful in doing so. On December 7, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

FSB Community Bankshares, Inc. ("FSBC") – We filed our original Schedule 13D reporting our position on October 26, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 3, 2016, FSBC announced and later completed a second-step conversion, which we believe maximized shareholder value. On December 9, 2016, we disclosed that we sold shares of the converted company, FSB Bancorp, Inc., in the open market, decreasing our holdings below 5%.

Pinnacle Bancshares, Inc. ("PCLB") – We filed our original Schedule 13D reporting our position on September 23, 2014. On November 14, 2014, PCLB announced the continuation of its share repurchase plan and announced a new repurchase plan on May 25, 2016. We believe management and the board acted in good faith to maximize shareholder value through multiple share repurchases. On December 13, 2016, we disclosed that we sold our shares in the open market.

Sugar Creek Financial Corp. (“SUGR”) – We filed our original Schedule 13D reporting our position on April 21, 2014. We believe management and the board acted in good faith to maximize shareholder value through share repurchases. In our estimation, SUGR’s market price increased to reflect fair value; on July 28, 2017, we disclosed that we sold our shares in the open market.

Provident Financial Holdings, Inc. (“PROV”) – We filed our original Schedule 13D reporting our position on October 7, 2011. We supported PROV’s consistent efforts to maximize shareholder value through a meaningful number of share repurchases. In our estimation, PROV’s market price increased to reflect fair value; on September 25, 2017, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

West Town Bancorp, Inc. (“WTWB”) – We believe management and the board acted in good faith to maximize shareholder value. In our estimation, WTWB’s market price increased to reflect fair value; on July 18, 2019, we sold our shares to WTWB. WTWB deregistered its shares of common stock effective in 2003.

IF Bancorp, Inc. (“IROQ”) – We filed our original Schedule 13D reporting our position on March 5, 2012. We urged management and the board to maximize shareholder value through share repurchases. We believed IROQ acted in good faith to do so and, in our estimation, IROQ’s market price increased to reflect fair value. On September 24, 2019, we disclosed that we sold shares in the open market and had decreased our holdings below 5%.

We purchased shares and again filed a Schedule 13D reporting our position on September 18, 2023. On May 28, 2024, we submitted a shareholder proposal under Rule 14a-8 calling for the prompt sale of IROQ. The proposal was approved by stockholders at IROQ’s 2024 annual meeting. On May 14, 2025, the Federal Reserve Bank of Chicago notified us that it would not object to our request to buy additional shares of IROQ up to 19.99%. On August 26, 2025, we served our notice of intent to nominate Scott J. Dworschak for election as a director at IROQ’s 2025 annual meeting. On September 16, 2025, we entered into a standstill agreement whereby IROQ agreed, among other things, to appoint Mr. Dworschak to its board of directors. On September 24, 2025, IROQ appointed Mr. Dworschak to its board. IROQ further agreed that, if, after March 31, 2026, IROQ failed to substantially implement the matters approved by stockholders at its 2024 annual meeting of stockholders, we would select at our discretion, and IROQ's board would appoint, an additional nominee to the board.

On October 30, 2025, IROQ announced its sale to ServBanc Holdco, Inc. (See also category II of this Schedule B).

NorthEast Community Bancorp, Inc. (“NECB”) – We filed our original Schedule 13D reporting our position on November 5, 2007. A majority of NECB’s shares were held by a mutual holding company controlled by NECB’s board. We opposed the grant of an equity incentive plan for the NECB board, and the board and management never received such a plan while they remained an MHC.

In July of 2010, we served a demand on NECB to inspect its shareholder list, but NECB refused. We sued NECB in federal court in New York seeking an order to compel compliance with our demand and in August of 2010, NECB produced the list of shareholders to us. In the fall of 2011, we sent a letter to NECB’s board of directors demanding that NECB expand the board with disinterested directors to consider a second-step conversion. In October of 2011, we filed a lawsuit in New York state court against NECB, the mutual holding company, and their boards of directors, personally and derivatively, for breach of fiduciary duty arising out of failure to fairly consider a second-step conversion and alleging conflict of interest. During the course of a protracted litigation, we deposed every named director including a former director. Although the New York trial court judge agreed with us in partially granting our motion for summary judgment and finding that upon trial the defendants would bear the burden of the entire fairness standard, the First Department reversed on other grounds; the New York Court of Appeals declined to hear our appeal.

After years of urging NECB to become fully public, the company announced on November 4, 2020 that it would undertake a second-step conversion. We supported NECB's decision to do so, and on July 12, 2021, the company completed its second-step conversion. We sold shares in the open market, decreasing our holdings below 5%.

NECB shares of common stock were deregistered from 2016 to 2021.

Parkway Acquisition Corp. ("PKKW") – We filed our original Schedule 13D reporting our position on May 27, 2020. On November 24, 2021, we disclosed that we sold our shares in the open market.

Wayne Savings Bancshares, Inc. ("WAYN") – We filed our original Schedule 13D reporting our position on October 8, 2010. In 2014, we supported H. Stewart Fitz Gibbon III's appointment as CEO and as a director on the board. We believed management and the board were acting in good faith to position WAYN to maximize shareholder value. However, when the board announced Mr. Fitz Gibbon's unexplained resignation on December 20, 2016, we nominated a director for election at WAYN's 2017 annual meeting. We lost by a narrow margin.

We nominated a director for election at WAYN's 2018 annual meeting with the belief that there had been multiple suitors interested in acquiring WAYN and that the board had a duty to evaluate strategic alternatives to maximize shareholder value. Our nominee was not elected.

Due to projected and achieved Return on Equity (ROE) targets following WAYN's 2018 annual meeting, we did not seek board representation in 2019.

In our estimation, WAYN's market price increased to reflect fair value; on May 23, 2022, we sold shares to WAYN, decreasing our holdings below 5%.

WAYN deregistered its shares of common stock effective in 2018.

Cincinnati Bancorp, Inc. ("CNNB") – We filed our original Schedule 13D reporting our position on May 7, 2020. We believe management and the board acted in good faith and took steps to increase shareholder value, such as repurchasing shares up to book value. In our estimation, CNNB's market price increased to reflect fair value; on September 21, 2022, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

IV.

Garrison Capital, Inc. ("GARS") – We filed our original Schedule 13D reporting our position on January 21, 2020. In April 2020, we sold our stake with the belief that the global pandemic made activism in a business development company problematic at that time.

V.

Kingsway Financial Services Inc. ("KFS") / Kingsway Corporation ("KWY") (together "Kingsway") – We filed our original Schedule 13D reporting our position on November 7, 2008. We requested a meeting with KFS's CEO and Chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove both the CEO and Chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, and our other nominee was elected Chairman of the Board. In addition, the board fired the CEO and CFO for incompetence and insubordination. By November 3, 2009, all of the legacy directors had resigned from the board.

Since then, Joseph Stilwell has remained on the board, and KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operational risks. On May 24, 2018, we announced that we would withhold our proxy votes on the re-election of the then current CEO at the KFS annual meeting. Although the CEO was re-elected to the board, the board announced on September 5, 2018, a CEO transition in which he would no longer serve as CEO. The KFS board appointed John T. Fitzgerald as the new CEO to execute its warranty segment strategy.

On September 21, 2020, our Director of Research, Corissa B. Porcelli, was elected to the board of directors.

As indicated in our Schedule 13D filings since early 2023, we began reducing our position in Kingsway as shares became less undervalued. We intend to continue to gradually reduce our position.

Sound Financial, Inc. ("SNFL") / Sound Financial Bancorp, Inc. ("SFBC") – We filed our original Schedule 13D reporting our position in SNFL on November 21, 2011. We urged management and the board to pursue a second-step conversion. On August 22, 2012, SNFL announced the completion of its second-step conversion, and our shares of SNFL were converted into shares of SFBC. On August 5, 2020, the Board of Governors of the Federal Reserve notified us that it would not object to our request to buy additional shares of SFBC up to 14.99%. On September 18, 2023, the Board of Governors of the Federal Reserve notified us that it would not object to our request to buy additional shares of SFBC up to 19.99%. On February 14, 2024, SFBC announced that it would nominate our Director of Research, Corissa B. Porcelli, for election to its board of directors at its 2024 annual meeting of stockholders, and she was elected to SFBC's board on May 29, 2024. We hope to work with management and the board of directors to maximize shareholder value at SFBC.

Wheeler Real Estate Investment Trust, Inc. ("WHLR") – We filed our original Schedule 13D reporting our position on July 3, 2017. On December 4, 2017, we announced our nominees and alternate nominee for WHLR's 2018 election of directors. On January 17, 2018, we called for Jon Wheeler's removal from WHLR, and he was fired by the board on January 29, 2018.

We ran three nominees for election as directors at WHLR's 2018 annual meeting. They lost. On October 24, 2019, we announced our nominees, Joseph Stilwell, Paula J. Poskon and Kerry G. Campbell, for election as directors at WHLR's annual meeting. Several of WHLR's legacy directors did not stand for re-election. At WHLR's 2019 annual meeting, we defeated the three legacy directors that stood for re-election by more than a seven to one margin, and our three nominees were elected to WHLR's board. Later that day, WHLR announced that its CFO had resigned, and twelve days later, the only remaining legacy director resigned. The CEO was fired on April 13, 2020.

On July 15, 2021, our General Counsel, E. J. Borrack, was elected to the board of directors. On May 19, 2023, our Director of Communications, Megan Parisi, was elected to the board of directors.

Silvergate Capital Corporation (“SICP”) – On December 18, 2023, we served a shareholder records inspection demand pursuant to California law on SICP, a Maryland corporation with its principal place of business in California. When SICP refused to produce the documents to which we were entitled, we filed suit in the Superior Court of California (San Diego County) seeking to enforce our rights. On August 9, 2024, the Court ordered SICP to produce the records we sought.

On February 16, 2024, we filed suit in the Maryland Circuit Court seeking to compel SICP to hold an annual meeting following SICP’s failure to hold an annual meeting in 2023. After a May 23, 2024 hearing, the Circuit Court granted our petition and ordered SICP to hold an annual meeting by September 27, 2024. SICP appealed the decision. On September 6, 2024, the Circuit Court denied SICP’s motion to stay the order to hold an annual meeting pending SICP’s appeal, and on September 18, 2024, the Appellate Court denied without prejudice SICP’s motion to stay the Circuit Court’s order pending appeal.

On September 17, 2024, SICP mailed proxy materials and notice to shareholders of its annual meeting to be held on September 27, 2024, in La Jolla, California. Also on September 17, SICP filed for Chapter 11 bankruptcy protection in the Bankruptcy Court for the District of Delaware. On September 19, 2024, SICP moved the Bankruptcy Court for a temporary restraining order, seeking to enjoin the Maryland Circuit Court order compelling SICP to hold an annual meeting. Following its September 25, 2024 hearing, the Bankruptcy Court denied SICP’s request for a temporary restraining order, allowing the annual meeting to go forward on September 27, 2024.

On April 9, 2024, we served our notice of intent to nominate Joseph Stilwell for election as a director at SICP’s annual meeting. On September 27, 2024, Joseph Stilwell was elected to the board of directors at SICP’s annual meeting with an overwhelming majority of the votes cast.

On May 13, 2025, we reached a settlement with SICP, which was later approved by the Bankruptcy Court. Per the settlement, among other terms, the common stock will remain outstanding in a reorganized Silvergate corporation, and we will be entitled, together with another significant common stock shareholder, to select the directors of the reorganized entity. Reorganized SICP emerged from bankruptcy on March 31, 2026, and our representative, Daniel Unkovic, is the Chair of the board of directors. We intend to continue to work to maximize value for all common shareholders of SICP.

SICP terminated its registration with the SEC on May 22, 2023.

CIB Marine Bancshares, Inc. (“CIBH”) – We believe management and the board are acting in good faith to maximize shareholder value. On December 10, 2021, the Federal Reserve Bank of Chicago notified us that it would not object to our request to buy additional shares of CIBH up to 14.99%. On February 13, 2026, we entered into an Agreement with CIBH whereby CIBH agreed, among other things, to promptly expand its board of directors by one seat and appoint Dennis Pollack to its board with a term expiring at CIBH’s 2028 annual meeting of stockholders, and we agreed, among other things, to support and vote for CIBH’s nominees for director during a two-year period. CIBH announced the appointment of Mr. Pollack to its board of directors effective February 16, 2026. CIBH deregistered its shares of common stock effective in 2012.

Central Plains Bancshares, Inc. (“CPBI”) – We filed our original Schedule 13D reporting our position on November 5, 2024. On May 20, 2026, we served our notice of intent to nominate Francis “Frank” E. Younes for election as a director at the 2026 Annual Meeting, with Mark E. Novotny as our alternate nominee, and submitted a Share Repurchase Proposal. On July 9, 2026, CPBI announced its appointment of Mr. Younes to its board and his nomination for election as a director at the 2026 Annual Meeting in its Form 8-K, and we withdrew our director nomination. Our notice of intent remains effective with respect to our prior submission of a non-binding proposal (the “Share Repurchase Proposal”) seeking stockholder approval of a request that the Board of Directors shall take all necessary and permissible actions to repurchase no less than 10% of CPBI’s outstanding Common Stock each and every year in which the Common Stock trades below book value per share, which further entails that CPBI have the proper trading plan(s) in place to account for blackout periods. Accordingly, we filed proxy materials and intend to proceed with soliciting votes in support of the Share Repurchase Proposal in accordance with applicable law and the applicable requirements of the Securities Exchange Act of 1934, as amended.

Lake Shore Bancorp, Inc. (“LSBK”) – We filed our original Schedule 13D reporting our position on July 30, 2025. On February 17, 2026, we served our notice of intent to nominate Timothy J. Andruschat for election as a director at LSBK's 2026 annual meeting of stockholders and submitted a stockholder proposal calling for no acquisition of any other financial institution by LSBK until such time as LSBK's common stock consistently trades above its book value. On March 17, 2026, we entered into a Standstill Agreement with LSBK whereby LSBK agreed, among other things, to appoint Dennis Pollack, an individual selected by the Group, to LSBK’s board of directors. LSBK also agreed to nominate and support the election of Mr. Pollack to its board at the company’s 2026 annual meeting of stockholders. Accordingly, we withdrew our nomination and stockholder proposal. On March 18, 2026, LSBK announced the appointment of Mr. Pollack to its board of directors. Our aim is to maximize shareholder value at LSBK.

VI.

U & I Financial Corp. (“UNIF”) – We have met with management and the board. We are evaluating how best to proceed to maximize shareholder value. Although UNIF’s common stock trades publicly on the OTCQX U.S., UNIF does not file reports with the SEC.

URSB Bancorp, Inc. (“URSB”) – We filed our original Schedule 13D reporting our position on March 31, 2026. We hope to work with management and the board to maximize shareholder value.

CSB Financial Inc. (“CSBA”) – We filed our original Schedule 13D reporting our position on August 6, 2026. We hope to work with management and the board to maximize shareholder value over the medium to long term.

VII.

Peoples Financial Corporation (“PFBX”) – We filed our original Schedule 13D reporting our position on November 23, 2020. We believe management and the directors have ill served PFBX’s shareholders, and PFBX should explore all possibilities to maximize shareholder value.

Our nominees for election as directors at PFBX’s annual meetings from 2021 through 2026 were not elected. Subsequent to the 2022 annual meeting, the Board of Governors of the Federal Reserve notified us that it would not object to our request to purchase additional shares of PFBX up to 14.9%, and subsequent to the 2024 annual meeting, the Board of Governors of the Federal Reserve notified us that it would not object to our request to purchase additional shares of PFBX up to 19.9%.

On May 31, 2022, pursuant to Mississippi law, we served a demand for inspection of PFBX's books and records related to, among other things, reported losses and the employee(s) responsible for the losses associated with PFBX's securities portfolio. When PFBX refused to permit the inspection of its books and records, we filed, on July 22, 2022, a complaint in the Chancery Court of Harrison County, Mississippi to compel the production of those books and records. After four Harrison County judges recused themselves, the Mississippi Supreme Court appointed a retired judge from Hinds County, Mississippi as Special Chancellor to hear our books and records demand case against PFBX. On July 18, 2023, the Special Chancellor partially granted our motion for summary judgment and ordered PFBX to produce most of the records we sought in our books and records demand.

On June 30, 2023, we demanded that PFBX pursue a derivative action against its directors for breach of their fiduciary duties for failure to oversee and properly supervise management of the company. On September 29, 2023, we filed a derivative complaint on behalf of PFBX against PFBX's directors in the Chancery Court of Harrison County, Mississippi, for breach of fiduciary duty, seeking damages and other remedies. On October 17, 2024, the Court denied PFBX's directors' motion to dismiss and on December 20, 2024, issued an order allowing us to seek discovery. On January 10, 2025, PFBX's directors filed an interlocutory appeal with the Supreme Court of Mississippi, which was denied on April 1, 2025. We are seeking compensation to PFBX from PFBX's directors for over $50 million in losses to PFBX's securities portfolio.

SCHEDULE C

Item 2(e)

On September 25, 2024, Stilwell Value LLC consented to the entry of a Securities and Exchange Commission ("SEC") administrative cease and desist order (the "Order") that, among other things, alleged violations of Section 13(d)(1) and 13(d)(2) of the Securities Exchange Act of 1934 and rules 13d-1 and 13d-2 promulgated thereunder for failing to timely file certain beneficial ownership reports on Schedule 13D and Schedule 13G. The Order required Stilwell Value LLC to cease and desist from committing or causing any future violations of the provisions charged and imposed a $75,000 civil monetary penalty on Stilwell Value LLC. The Order also recognized the remedial acts promptly undertaken by Stilwell Value LLC, as well as its cooperation with the SEC staff. Stilwell Value LLC has satisfied the obligations of the Order. No other member of the Group was implicated in the Order.

SCHEDULE D

Transactions in Securities

Transactions by Mark D. Alcott

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Common Stock	07/02/26	60	16.5000	$990.00
Purchase of Common Stock	07/06/26	15	16.3500	$245.25
Purchase of Common Stock	07/13/26	400	16.5000	$6,600.00
Purchase of Common Stock	07/22/26	40	16.8500	$674.00
Purchase of Common Stock	07/23/26	360	16.8500	$6,066.00
Purchase of Common Stock	07/24/26	75	16.8500	$1,263.75
Purchase of Common Stock	07/28/26	50	16.9500	$847.50

Exhibit 2

NOMINEE AGREEMENT

This Nominee Agreement (this "Agreement") is made this 27th day of August 2026, by and among Stilwell Activist Investments, L.P., Stilwell Activist Fund, L.P., and Stilwell Partners, L.P. (collectively, the "Stilwell Funds"), their General Partner, Stilwell Value LLC ("Stilwell Value" and together with the Stilwell Funds, "The Stilwell Group"), having their principal places of business at 111 Broadway, 12th Floor, New York, NY 10006, and Mark D. Alcott, an individual with a principal business address of 519 E 10th Avenue, Bowling Green, Kentucky 42101 ("Nominee").

WHEREAS, The Stilwell Group and its affiliates are the beneficial owners of shares of common stock ("Common Stock") of Catalyst Bancorp, Inc. ("CLST" or the "Company"), may solicit proxies to elect one nominee to CLST's Board of Directors (the "Board") at the 2027 annual meeting of shareholders of CLST (the "Meeting"), and wish to nominate Nominee for election to the Board at the Meeting; and

WHEREAS, Nominee desires and agrees to be nominated for and to sit on the Board if elected at the Meeting for a term to expire at the 2030 annual meeting of shareholders and until his respective successor is duly elected and qualified.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Nominee hereby agrees to have his name placed in nomination by The Stilwell Group as its nominee for election to the Board, and for that purpose, understands and agrees that The Stilwell Group will solicit proxies from shareholders to cause Nominee to be elected. Simultaneously with the execution of this Agreement, Nominee shall deliver his written consent to The Stilwell Group to be named as a nominee of The Stilwell Group in any proxy statement relating to the Meeting and to serve as a director of CLST if elected, a copy of which is attached hereto as Exhibit A. Nominee understands that an alternate nominee may become the actual nominee if Nominee is unable to stand for election.

2. Nominee hereby represents and warrants to The Stilwell Group that he has executed and delivered to The Stilwell Group a Confidential Director Questionnaire and hereby certifies that the contents thereof are true and correct and that he will promptly notify The Stilwell Group of any change in such contents.

3. Nominee hereby represents and warrants to The Stilwell Group that he will not, without The Stilwell Group's prior written consent, acquire, directly or indirectly, any CLST securities, whether beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) or of record, or effect any sale or disposition of any CLST securities, from the date hereof until the conclusion of the Meeting and that he has notified all business partners, associates, family members and other entities or individuals with which he might share such beneficial ownership of CLST securities that no CLST securities may be purchased or sold during such time; provided, further, that so long as this Agreement is in effect, Nominee agrees to provide The Stilwell Group advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of CLST which has, or would have, direct or indirect beneficial ownership so that The Stilwell Group has an opportunity to review the potential implications of any such transaction in the securities of CLST and pre-clear any such potential transaction in the securities of CLST by Nominee. Nominee further agrees that so long as this Agreement is in effect, Nominee shall provide written notice to The Stilwell Group of (i) any purchases or sales of securities of CLST; and (ii) any securities of CLST over which he acquires or disposes of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

4. The Stilwell Group agrees to reimburse all of Nominee's actual out-of-pocket expenses incurred in connection with the nomination process until the conclusion of the Meeting, including postage and travel expenses.

5. Nominee and The Stilwell Group agree that in the event Nominee is elected as a director of CLST, nothing in this Agreement shall be construed as affecting Nominee's ability to act independently with respect to his responsibilities and decisions as a director, which shall be governed by applicable law and subject to Nominee's fiduciary duty to the shareholders of the Company.

6. The Stilwell Group hereby indemnifies and holds Nominee harmless for all damages and expenses incurred in connection with agreeing to have his name placed in nomination and to have proxies solicited in order to elect him to the Board (the "Solicitation"); provided, however, that Nominee will not be entitled to indemnification for claims arising from his gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon him becoming a director of CLST, this indemnification shall not apply to any claims made against him in his capacity as a director of CLST. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by Nominee, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a "Loss"). In the event of a claim against Nominee or the occurrence of a Loss, Nominee shall give The Stilwell Group notice thereof no later than ten (10) days after Nominee has knowledge of such claim or Loss (provided that failure to promptly notify The Stilwell Group shall not relieve it from any liability which it may have on account of this Section 6, except to the extent it shall have been materially prejudiced by such failure). The Stilwell Group retains the sole right to select and retain counsel for Nominee and shall reimburse Nominee for all Losses suffered as provided herein.

7. The obligations of The Stilwell Group under this Agreement are contingent upon The Stilwell Group's determination, in its sole discretion, after final completion of a due diligence review of Nominee's background, that Nominee is a suitable candidate for the Board.

8. Nominee understands that this Agreement may be publicly disclosed by The Stilwell Group.

9. The term of this Agreement shall commence on the date hereof and shall remain in effect until the earliest to occur of (i) the Company's appointment or nomination of Nominee for election as a director of the Company, (ii) the date of any agreement with the Company in furtherance of Nominee's nomination or appointment as a director of the Company, (iii) The Stilwell Group's withdrawal of Nominee's nomination for election as a director of the Company, and (iv) the conclusion of the Meeting.

/s/ Megan Parisi

Megan Parisi, on behalf of The Stilwell Group

/s/ Mark D. Alcott

Mark D. Alcott, Nominee

EXHIBIT A

CONSENT OF PROPOSED NOMINEE

I, Mark D. Alcott, hereby consent to be named and described as a nominee of Stilwell Activist Investments, L.P. (together with certain of its affiliates, "The Stilwell Group") for election as a director of Catalyst Bancorp, Inc. ("CLST") at CLST's 2027 annual meeting of shareholders (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Meeting") in (i) any proxy statement relating to the Meeting and (ii) any other proxy materials, written materials (whether private or public) and public filings of The Stilwell Group relating to the Meeting, my nomination or otherwise to be used in connection with The Stilwell Group's solicitation of proxies from the shareholders of CLST, and I hereby consent and agree to serve as a director of CLST if elected at the Meeting.

/s/ Mark D. Alcott
Mark D. Alcott

Dated: August 27, 2026

NOMINEE AGREEMENT

This Nominee Agreement (this "Agreement") is made this 27th day of August 2026, by and among Stilwell Activist Investments, L.P., Stilwell Activist Fund, L.P., and Stilwell Partners, L.P. (collectively, the "Stilwell Funds"), their General Partner, Stilwell Value LLC ("Stilwell Value" and together with the Stilwell Funds, "The Stilwell Group"), having their principal places of business at 111 Broadway, 12th Floor, New York, NY 10006, and Corissa B. Porcelli, an individual with a principal business address of 111 Broadway, 12th Floor, New York, NY 10006 ("Nominee").

WHEREAS, The Stilwell Group and its affiliates are the beneficial owners of shares of common stock ("Common Stock") of Catalyst Bancorp, Inc. ("CLST" or the "Company"), may solicit proxies to elect one nominee to CLST's Board of Directors (the "Board") at the 2027 annual meeting of shareholders of CLST (the "Meeting"), and wish to nominate Nominee, including as an alternate nominee, for election to the Board at the Meeting; and

WHEREAS, Nominee desires and agrees to be nominated for and as applicable, to sit on the Board if elected at the Meeting for a term to expire at the 2030 annual meeting of shareholders and until her respective successor is duly elected and qualified.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Nominee hereby agrees to have her name placed in nomination by The Stilwell Group as its nominee, including as an alternate nominee, for election to the Board, and for that purpose, understands and agrees that The Stilwell Group may solicit proxies from shareholders to cause Nominee to be elected. Simultaneously with the execution of this Agreement, Nominee shall deliver her written consent to The Stilwell Group to be named as a nominee of The Stilwell Group, including as an alternate nominee, in any proxy statement relating to the Meeting and as applicable, to serve as a director of CLST if elected, a copy of which is attached hereto as Exhibit A. Nominee understands that she shall initially serve as an alternate nominee of The Stilwell Group and may become the actual nominee of The Stilwell Group if the actual nominee is unable to stand for election.

2. Nominee hereby represents and warrants to The Stilwell Group that she has executed and delivered to The Stilwell Group a Confidential Director Questionnaire and hereby certifies that the contents thereof are true and correct and that she will promptly notify The Stilwell Group of any change in such contents.

3. Nominee hereby represents and warrants to The Stilwell Group that she will not, without The Stilwell Group's prior written consent, acquire, directly or indirectly, any CLST securities, whether beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) or of record, or effect any sale or disposition of any CLST securities, from the date hereof until the conclusion of the Meeting and that she has notified all business partners, associates, family members and other entities or individuals with which she might share such beneficial ownership of CLST securities that no CLST securities may be purchased or sold during such time; provided, further, that so long as this Agreement is in effect, Nominee agrees to provide The Stilwell Group advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of CLST which has, or would have, direct or indirect beneficial ownership so that The Stilwell Group has an opportunity to review the potential implications of any such transaction in the securities of CLST and pre-clear any such potential transaction in the securities of CLST by Nominee. Nominee further agrees that so long as this Agreement is in effect, Nominee shall provide written notice to The Stilwell Group of (i) any purchases or sales of securities of CLST; and (ii) any securities of CLST over which she acquires or disposes of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

4. The Stilwell Group agrees to reimburse all of Nominee's actual out-of-pocket expenses incurred in connection with the nomination process until the conclusion of the Meeting, including postage and travel expenses.

5. Nominee and The Stilwell Group agree that in the event Nominee is elected as a director of CLST, nothing in this Agreement shall be construed as affecting Nominee's ability to act independently with respect to her responsibilities and decisions as a director, which shall be governed by applicable law and subject to Nominee's fiduciary duty to the shareholders of the Company.

6. The Stilwell Group hereby indemnifies and holds Nominee harmless for all damages and expenses incurred in connection with agreeing to have her name placed in nomination and as applicable, to have proxies solicited in order to elect her to the Board (the "Solicitation"); provided, however, that Nominee will not be entitled to indemnification for claims arising from her gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon her becoming a director of CLST, as applicable, this indemnification shall not apply to any claims made against her in her capacity as a director of CLST. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by Nominee, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a "Loss"). In the event of a claim against Nominee or the occurrence of a Loss, Nominee shall give The Stilwell Group notice thereof no later than ten (10) days after Nominee has knowledge of such claim or Loss (provided that failure to promptly notify The Stilwell Group shall not relieve it from any liability which it may have on account of this Section 6, except to the extent it shall have been materially prejudiced by such failure). The Stilwell Group retains the sole right to select and retain counsel for Nominee and shall reimburse Nominee for all Losses suffered as provided herein.

7. The obligations of The Stilwell Group under this Agreement are contingent upon The Stilwell Group's determination, in its sole discretion, after final completion of a due diligence review of Nominee's background, that Nominee is a suitable candidate for the Board.

8. Nominee understands that this Agreement may be publicly disclosed by The Stilwell Group.

9. The term of this Agreement shall commence on the date hereof and shall remain in effect until the earliest to occur of (i) the Company's appointment or nomination of Nominee for election as a director of the Company, (ii) the date of any agreement with the Company in furtherance of Nominee's nomination or appointment as a director of the Company, (iii) The Stilwell Group's withdrawal of Nominee's nomination for election as a director of the Company, and (iv) the conclusion of the Meeting.

/s/ Megan Parisi

Megan Parisi, on behalf of The Stilwell Group

/s/ Corissa B. Porcelli

Corissa B. Porcelli, Nominee

EXHIBIT A

CONSENT OF PROPOSED NOMINEE

I, Corissa B. Porcelli, hereby consent to be named and described as a nominee of Stilwell Activist Investments, L.P. (together with certain of its affiliates, "The Stilwell Group"), including as an alternate nominee, for election as a director of Catalyst Bancorp, Inc. ("CLST") at CLST's 2027 annual meeting of shareholders (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Meeting") in (i) any proxy statement relating to the Meeting and (ii) any other proxy materials, written materials (whether private or public) and public filings of The Stilwell Group relating to the Meeting, my nomination or otherwise to be used in connection with The Stilwell Group's solicitation of proxies from the shareholders of CLST, and as applicable, I hereby consent and agree to serve as a director of CLST if elected at the Meeting.

/s/ Corissa B. Porcelli
Corissa B. Porcelli

Dated: August 27, 2026

Exhibit 4

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of August 27, 2026, by and among Stilwell Activist Investments, L.P., Stilwell Activist Fund, L.P., and Stilwell Partners, L.P. (collectively, the "Stilwell Funds"), and their General Partner, Stilwell Value LLC (together with the Stilwell Funds, the "Stilwell Group"), having their principal place of business at 111 Broadway, 12th Floor, New York, NY 10006, and Mark D. Alcott, an individual having a place of business at 519 E 10th Avenue, Bowling Green, KY 42101 (the "Optionee").

WHEREAS, the Stilwell Group beneficially owns shares of the common stock, par value $0.01 per share, of Catalyst Bancorp, Inc. (the "Common Stock"), a Louisiana corporation ("CLST");

WHEREAS, the Stilwell Group, and its affiliates, may solicit proxies for one or more nominees for election to the Board of Directors of CLST (the "Board") at its 2027 annual meeting of shareholders (the "Meeting");

WHEREAS, Optionee has consented to his nomination by one or more members of the Stilwell Group to the Board as a nominee and has concurrently entered into a Nominee Agreement with the Stilwell Group (the "Nominee Agreement"); and

WHEREAS, in consideration of the agreements of Optionee in the Nominee Agreement to stand for election to the Board and to serve as a director of CLST if elected, the Stilwell Group considers it desirable and in its best interests for the Optionee to be granted the option to purchase up to an aggregate of Fifty Thousand (50,000) shares of the Common Stock owned by the Stilwell Funds (the "Option Shares") from the Stilwell Funds, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the adequacy of which is hereby acknowledged, and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

Grant of Option. The Stilwell Funds hereby grant to the Optionee the right and option (the "Option") to purchase the Option Shares on the terms and conditions set forth herein. The Option shall vest and become exercisable as set forth in Section 4.

Purchase Price. The purchase price per share of the Option Shares covered by the Option shall be equal to $17.37 per Option Share (subject to adjustment as provided in Section 7 below) (the "Purchase Price").

Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

"Change-in-Control" means the occurrence of any of the following:

the sale, transfer, conveyance or other disposition in one or a series of related transactions, of all or substantially all of the assets of CLST and its subsidiaries taken as a whole to any person or entity; or

CLST consolidates with, or merges with or into, any entity pursuant to a transaction in which the Common Stock is converted into or exchanged for cash or for shares of common stock of the acquiring entity or its parent; provided that such stock is listed on the New York Stock Exchange, the highest tier of The Nasdaq Stock Market, or a United States national securities exchange of comparable stature.

"Option Expiration Date" shall mean the date which is the earlier of (i) ten business days following the Transaction Date (as defined in Section 3(d) below) or (ii) three years after the Vesting Date (as defined in Section 3(f) below), or such other date as the parties mutually agree in writing.

"Option Threshold Event" shall mean that (i) Optionee shall have been elected at the Meeting and is seated on the Board by reason of the solicitation of proxies by the Stilwell Group; or (ii) Optionee is officially seated on the Board by invitation of CLST, to which invitation the Stilwell Group consents in writing.

"Transaction Date" shall mean the date on which a transaction resulting in a Change-in-Control has been consummated.

"Transaction Price" means the value in dollars received by shareholders of CLST with respect to each share of Common Stock in connection with any transaction resulting in a Change-in-Control.

"Vesting Date" shall mean the day after the Meeting is held.

Vesting and Exercisability of the Option. The Option shall vest on the Vesting Date, provided that prior to the Vesting Date, the Option Threshold Event has occurred, and shall be exercisable, in whole or in part, only on or after the Transaction Date until the Option Expiration Date.

Method of Exercising Option.

(a) The Optionee may exercise the Option, in whole or in part (to the extent that it is exercisable in accordance with its terms) by giving written notice to the Stilwell Group accompanied by payment (if applicable) of the full Purchase Price for the Option Shares being purchased. The notice of exercise, accompanied by such payment (if applicable), shall be delivered to the Stilwell Group at its principal business office. The date on which the notice is given to the Stilwell Group is hereinafter referred to as the "Date of Exercise." In no event may the Option granted hereunder, or a portion thereof, be exercised for a fraction of an Option Share.

(b) The Optionee may pay the Purchase Price in one of the following manners:

(i) Cash Exercise. The Optionee shall deliver the Purchase Price to the Stilwell Group by certified check or bank check or wire transfer of immediately available funds; or

(ii) Cashless Exercise. The Optionee shall surrender the Option to the Stilwell Group together with a written notice of cashless exercise in which event the Stilwell Group shall issue to the Optionee the number of Option Shares (or shares of another entity into or for which the Option Shares have been converted or exchanged pursuant to a Change-in-Control transaction) determined as follows:

$X = (Y^* (A-B))/A$

where:

X = the number of Option Shares to be issued to the Optionee;

Y = the number of Option Shares with respect to which this Option is being exercised;

A = the Transaction Price; and

B = the Purchase Price (as adjusted to the date of such calculation).

In the event the Option Shares are to be converted into or exchanged for shares of another entity in the Change-in-Control transaction, "A" in the above formula shall be deemed equal to the average of the closing sale prices of such other entity's shares for the five (5) trading days immediately prior to the Transaction Date.

(c) As soon as practicable after receipt by the Stilwell Group of a notice of exercise and of payment (if applicable) in full of the Purchase Price of all the Option Shares with respect to which the Option has been exercised, the Stilwell Funds shall transfer the Option Shares (or shares of another entity into or for which the Option Shares have been converted or exchanged pursuant to a Change-in-Control transaction) being purchased to the Optionee.

(d) Notwithstanding Section 5(b) and (c) above, if (i) the Transaction Price is to be paid in cash pursuant to the terms of the Change-in-Control transaction or (ii) the parties mutually agree, upon receipt of Optionee's written notice of exercise, and without payment in full of the Purchase Price of the Option Shares with respect to which the notice of exercise relates, the Stilwell Funds shall pay to Optionee an amount in cash equal to the excess of the Transaction Price over the Purchase Price multiplied by the number of Option Shares.

Termination of Option. Except as otherwise stated herein, the Option shall terminate and cease to be outstanding for any vested Option Shares for which the Option has not been exercised upon the earlier of (i) the Option Expiration Date or (ii) the first to occur of the following events, unless the Stilwell Group otherwise elects in writing:

(1) In the event of Optionee becoming ineligible to be elected to the Board for any reason;

(2) In the event of Optionee's withdrawal as a nominee for election to the Board for any reason;

(3) In the event of Optionee's resignation or removal from the Board.

Adjustments. If prior to the exercise of the Option, CLST shall have effected one or more stock splits, reverse stock splits, stock dividends, stock combinations, reclassifications, recapitalizations or similar events, the number of Option Shares subject to this Agreement and the Purchase Price shall be equitably adjusted as determined by the Stilwell Group in good faith. The Stilwell Group shall give notice of each adjustment or readjustment of the Purchase Price and/or the number of Option Shares to the Optionee. If prior to the exercise of the Option, the Optionee is granted any options or restricted shares by CLST, the number of Options hereunder shall be reduced by one Option Share for every two option shares granted by CLST to Optionee and by one Option Share for every two restricted shares granted by CLST to Optionee.

Restrictions. The holder of the Option, by acceptance thereof, represents, warrants and covenants that the Option and the right to purchase the Option Shares is personal to the holder and shall not be transferred to any other person, other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Optionee may, at any time and from time to time, transfer his rights under the Option and the right to purchase the Option Shares in accordance with the terms of this Agreement to his spouse or children, or to a trust created by the Optionee for the exclusive benefit of the Optionee or his immediate family or to a corporation or other entity controlled by the Optionee and in which the Optionee or members of his immediate family beneficially own all of the economic interests.

No Rights as Optionee. Nothing contained herein shall be construed to confer upon the Optionee any right to be nominated by the Stilwell Group to the Board or, if elected to the Board, to continue to serve on the Board.

Compliance with Laws and Regulations. The exercise of the Option and the issuance of the Option Shares upon such exercise shall be subject to compliance by the Stilwell Group and the Optionee with all applicable requirements of law relating thereto and with all applicable regulations of any stock exchange on which the Common Stock may be listed for trading at the time of such exercise and issuance. The Stilwell Group is not obligated, and will have no liability for failure, to issue or deliver any Option Shares upon exercise of the Option if such issuance or delivery would violate applicable laws, regulations or CLST director and/or governance policies; provided, further, that the Stilwell Group will have no liability relating to the Optionee's exercise of the Option if such exercise violates applicable laws, regulations or CLST director and/or governance policies.

Withholding. In the event that the Optionee elects to exercise the Option, and if the Stilwell Funds shall be required to withhold any amounts by reason of any federal, state or local tax laws, rules or regulations in respect of the issuance of Option Shares to the Optionee pursuant to the Option, the Stilwell Funds shall be entitled to deduct and withhold such amounts from any payments to be made to the Optionee. In any event, the Optionee shall make available to the Stilwell Funds promptly when requested by the Stilwell Funds sufficient funds to meet the requirements of such withholding and the Stilwell Funds shall be entitled to take and authorize such steps as it may deem advisable in order to have such funds available to the Stilwell Funds out of any funds or property due or to become due to the Optionee. Notwithstanding the foregoing, the Optionee may request the Stilwell Funds not to withhold any or all of the amounts otherwise required to be withheld; provided that the Optionee provides the Stilwell Funds with sufficient documentation as may be required by federal, state or local tax laws, rules or regulations supporting his request that such amount is not required to be withheld, in which case the Stilwell Funds may, in its reasonable discretion, reduce such withholding amounts to the extent permitted by applicable laws, rules and regulations.

Validity and Construction. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York.

Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to its subject matter, namely the grant of options to acquire Common Stock, and constitutes and supersedes all prior agreements, representations and understandings of the parties, written or oral.

Amendment. This Agreement may be amended only in writing signed on behalf of the Stilwell Group and the Optionee.

Notices. Any notice or other communication required or permitted hereunder, including service of process, must be given in writing and (a) delivered in person, (b) transmitted by electronic email transmission or (c) mailed by certified or registered mail (postage prepaid), receipt requested, to the parties and at such address or to such other person as each party shall have last designated. Each such notice or other communication shall be effective: (i) if given by electronic email transmission, when transmitted to the applicable address so specified (provided that no "bounceback" or similar "undeliverable" message is received by the sender thereof); (ii) if given by mail, three (3) days after such communication is deposited in the mail with first-class postage prepaid, addressed as aforesaid; or (iii) if given by any other means, when actually received at such address.

Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and to the extent not prohibited herein, their respective heirs, successors, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives any rights, remedies, obligations or liabilities.

Reservation and Ownership of Option Shares. At all times during the period the Option is exercisable, the Stilwell Funds shall own and make available for transfer on exercise of the Option a number of shares of Common Stock necessary to satisfy their obligations under the terms of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

STILWELL GROUP

By: /s/ Joseph Stilwell

Joseph Stilwell, in his capacity as managing member of the general partner of the entities within the Stilwell Group

OPTIONEE

/s/ Mark D. Alcott

Mark D. Alcott

SALE PROPOSAL

Stilwell Activist Investments, L.P. intends to submit the Sale Proposal for consideration by shareholders at the 2027 Annual Meeting of Shareholders. The full text of the Sale Proposal appears below:

Sale Proposal:

> **"RESOLVED**, that the shareholders of Catalyst Bancorp, Inc. (the "Company" or "CLST") hereby recommend that the Board of Directors of the Company take all necessary steps to promptly effectuate a sale of the Company."

Stilwell Activist Investments, L.P. is submitting the Sale Proposal because it believes that the Company has demonstrated a stunning degree of ineptitude by paying nearly 120% of book value per share to acquire another institution instead of repurchasing CLST common stock at 80% of book value per share. Hence, Stilwell Activist Investments, L.P. believes that the Board of Directors of the Company and Management lack sufficient business acumen to maximize shareholder value should they continue operating the institution and making capital allocation decisions. Stilwell Activist Investments, L.P believes that CLST shareholders would be best served if the Company and its assets were sold at the earliest opportunity for the highest price available.

Exhibit 6

AMENDED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, par value $0.01 per share, of Catalyst Bancorp, Inc. This Amended Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Stilwell Activist Fund, L.P.

By: /s/ Megan Parisi
Megan Parisi, Member of Stilwell Value LLC, its General Partner
Date: 08/27/2026

Stilwell Activist Investments, L.P.

By: /s/ Megan Parisi
Megan Parisi, Member of Stilwell Value LLC, its General Partner
Date: 08/27/2026

STILWELL PARTNERS L P

By: /s/ Megan Parisi
Megan Parisi, Member of Stilwell Value LLC, its General Partner
Date: 08/27/2026

Stilwell Value LLC

By: /s/ Megan Parisi
Megan Parisi, Member
Date: 08/27/2026

STILWELL JOSEPH

By: /s/ Joseph Stilwell
Joseph Stilwell*
Date: 08/27/2026

Megan Parisi

By: /s/ Megan Parisi
*Megan Parisi, Attorney-in-Fact
Date: 08/27/2026

Mark D. Alcott

By: /s/ Mark D. Alcott
Date: 08/27/2026

Exhibit 7

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Joseph D. Stilwell and Megan Parisi, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Catalyst Bancorp, Inc., a Louisiana corporation (the "Company"), directly or indirectly beneficially owned by Stilwell Value LLC or any of its affiliates (collectively, the "Group"), and (ii) any proxy solicitation of the Group to elect the Group's director nominee(s) to the board of directors of the Company at the 2027 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1. executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2. if applicable, executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3. executing for and on behalf of the undersigned all Joint Filing Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Group;

4. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5. taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 27th day of August 2026.

/s/ Mark D. Alcott

Mark D. Alcott